UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VIKING THERAPEUTICS, INC.

______________________________________________________________________________________________________________________

(Name of Issuer)

Common Stock, $0.00001 par value

_____________________________________________________________________________________________________________________

(Title of Class of Securities)

92686J 106

_________________________________

(CUSIP Number)

December 31, 2017

_______________________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☐Rule 13d-1(c)

☑Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92686J 106	Page 2 of 6

1	Names of Reporting Persons Brian Lian, Ph.D.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 1,701,740(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,701,740(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,701,740(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 4.7%(2)
12	Type of Reporting Person (See Instructions) IN

[1]

Comprised of:  (a) 1,453,098 shares of common stock owned directly, of which 1,240,836 are vested or will vest within 60 days of December 31, 2017, and (b) 248,642 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2017.

[2]	Percentage based on the number of shares of the Issuer’s common stock outstanding as of December 31, 2017, based on information provided by the Issuer.

CUSIP No. 92686J 106	Page 3 of 6

Item 1.

(a)	Name of Issuer
Viking Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices
12340 El Camino Real, Suite 250
San Diego, CA 92130

Item 2.

(a)	Name of Person Filing
Brian Lian, Ph.D.

(b)	Address of Principal Business office or, if None, Residence
12340 El Camino Real, Suite 250
San Diego, CA 92130

(c)	Citizenship
United States

(d)	Title of Class of Securities
Common Stock, $0.00001 par value

(e)	CUSIP Number
92686J 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP No. 92686J 106	Page 4 of 6

(j)	☐Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.Ownership.

(a)	Amount beneficially owned:

1,701,740 shares of common stock of the Issuer, comprised of:  (a) 1,453,098 shares of common stock owned directly, of which 1,240,836 are vested or will vest within 60 days of December 31, 2017, and (b) 248,642 shares of common stock issuable upon exercise of options exercisable within 60 days of December 31, 2017.

(b)	Percent of class:
4.7%

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,701,740
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,701,740
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☑

Item 6.Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.Identification and Classification of Members of the Group.

N/A

Item 9.Notice of Dissolution of Group.

N/A

CUSIP No. 92686J 106	Page 5 of 6

Item 10.Certifications.

N/A

SCHEDULE 13G

CUSIP No. 92686J 106	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018

Date

/s/ Brian Lian, Ph.D.

Signature

Brian Lian, Ph.D.